RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)



Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

31 May 2006

06014096

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING RECEIVED JUN 0 5 2006 WASH., D.C. 199 SECTION

BY FAX/COURIER

Dear Sirs



RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the First Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the first quarter ended 31 March 2006 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
JUN 0 6 2006
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc



Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **31/05/2006 04:45:00 PM**
Submitted by **RESORTS WORLD** on **31/05/2006 05:21:04 PM**
Reference No **RW-060531-01026**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/03/2006**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Financial Year End** : **31/12/2006**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

RWG-ANN1Q06.pc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	825,322	802,770	825,322	802,770
2	Profit/(loss) before tax	199,536	263,583	199,536	263,583

3	Profit/(loss) after tax and minority interest	243,480	201,049	243,480	201,049
4	Net profit/(loss) for the period	243,480	201,049	243,480	201,049
5	Basic earnings/(loss) per share (sen)	22.30	18.41	22.30	18.41
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER *	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	5.3300	5.1600

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	252,318	269,000	252,318	269,000
2	Gross interest income	3,768	2,999	3,768	2,999
3	Gross interest expense	6,305	10,971	6,305	10,971

Remarks :

Note: The above information is for the Exchange internal use only.



RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FIRST QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 31 March 2006. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2006

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter (Restated)	Current year-to-date	Preceding year corresponding period (Restated)
	31.3.2006	31.3.2005	31.3.2006	31.3.2005
	RM'000	RM'000	RM'000	RM'000
Revenue	**825,322**	802,770	**825,322**	802,770
Cost of sales	**(547,570)**	(493,453)	**(547,570)**	(493,453)
Gross profit	**277,752**	309,317	**277,752**	309,317
Other income	**19,980**	6,242	**19,980**	6,242
Other expenses	**(45,414)**	(46,559)	**(45,414)**	(46,559)
Profit from operations	**252,318**	269,000	**252,318**	269,000
Finance cost	**(6,305)**	(11,066)	**(6,305)**	(11,066)
Share of results in jointly controlled entity and associates	**(46,477)**	5,649	**(46,477)**	5,649
Profit from ordinary activities before taxation	**199,536**	263,583	**199,536**	263,583

RESORTS WORLD BHD
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 MARCH 2006

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter (Restated)	Current year-to-date	Preceding year corresponding period (Restated)
	31.3.2006	31.3.2005	31.3.2006	31.3.2005
	RM'000	RM'000	RM'000	RM'000
Taxation	**43,849**	(62,629)	**43,849**	(62,629)
Profit for the period	**243,385**	200,954	**243,385**	200,954
Attributable to:				
Equity holders of the Company	**243,480**	201,049	**243,480**	201,049
Minority interest	**(95)**	(95)	**(95)**	(95)
	243,385	200,954	**243,385**	200,954
Earnings per share attributable to equity holders of the Company:				
Basic earnings per share (sen)	**22.30**	18.41	**22.30**	18.41
Diluted earnings per share (sen)	**22.24**	18.41	**22.24**	18.41

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 MARCH 2006

	Unaudited As at 31.3.2006 RM'000	Restated (Unaudited) As at 31.12.2005 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	3,486,975	3,519,957
Land held for property development	211,034	186,117
Investment properties	22,148	22,254
Jointly controlled entity	1,113	1,066
Associate	2,056,626	2,155,595
Other long term assets	254,699	261,564
	6,032,595	6,146,553
Current assets		
Inventories	52,720	53,456
Trade and other receivables	230,478	126,700
Amount due from other related companies	7,309	7,401
Amount due from an associate	1,238	808
Short term investments	397,216	276,033
Bank balances and deposits	398,343	438,854
	1,087,304	903,252
TOTAL ASSETS	7,119,899	7,049,805
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	546,318	545,940
Reserves	5,282,732	5,090,541
	5,829,050	5,636,481
Minority Interests	8,433	8,528
TOTAL EQUITY	5,837,483	5,645,009
Non-current liabilities		
Other long term liabilities	72,333	71,282
Long term borrowings	134,153	137,632
Deferred taxation	176,218	173,051
	382,704	381,965
Current liabilities		
Trade and other payables	370,242	475,549
Amount due to holding company	9,117	10,382
Amount due to other related companies	36,743	41,456
Short term borrowings	386,117	396,128
Taxation	97,493	99,316
	899,712	1,022,831
TOTAL LIABILITIES	1,282,416	1,404,796
TOTAL EQUITY AND LIABILITIES	7,119,899	7,049,805
NET ASSETS PER SHARE (RM)	5.33	5.16

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 MARCH 2006

		Attributable to equity holders of the Company					Minority Interest	Total Equity
	Part I Note	Share Capital	Share Premium	Other Reserves	Unappro-priated Profit	Total		
		RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 January 2005								
As previously stated		545,922	33,333	6,546	4,167,235	4,753,036	8,909	4,761,945
Prior year adjustments - effects of adopting:								
- FRS 121	(a)(i)(cc)	-	-	74,631	-	74,631	-	74,631
At 1 January (restated)		545,922	33,333	81,177	4,167,235	4,827,667	8,909	4,836,576
Foreign exchange differences recognised directly in equity		-	-	(471)	-	(471)	-	(471)
Profit for the period		-	-	-	201,049	201,049	(95)	200,954
Total recognised income and expenses for the period		-	-	(471)	201,049	200,578	(95)	200,483
Share of equity portion in associate's convertible bonds		-	-	19,732	-	19,732	-	19,732
Issue of shares		1	16	-	-	17	-	17
At 31 March 2005 (restated)		545,923	33,349	100,438	4,368,284	5,047,994	8,814	5,056,808
At 1 January 2006								
As previously stated		**545,940**	**33,668**	**25,108**	**4,970,757**	**5,575,473**	**8,528**	**5,584,001**
Prior year adjustments - effects of adopting:								
- FRS 121	(a)(i)(cc)	**-**	**-**	**61,439**	**(431)**	**61,008**	**-**	**61,008**
At 1 January 2006 (restated)		**545,940**	**33,668**	**86,547**	**4,970,326**	**5,636,481**	**8,528**	**5,645,009**
Foreign exchange differences recognised directly in equity		**-**	**-**	**(58,732)**	**-**	**(58,732)**	**-**	**(58,732)**
Profit for the period		**-**	**-**	**-**	**243,480**	**243,480**	**(95)**	**243,385**
Total recognised income and expenses for the period		**-**	**-**	**(58,732)**	**243,480**	**184,748**	**(95)**	**184,653**
Share based payments		**-**	**-**	**54**	**-**	**54**	**-**	**54**
Issue of shares		**378**	**7,389**	**-**	**-**	**7,767**	**-**	**7,767**
At 31 March 2006		**546,318**	**41,057**	**27,869**	**5,213,806**	**5,829,050**	**8,433**	**5,837,483**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 31 MARCH 2006

	Unaudited Current Year-To-Date 31.3.2006 RM'000	Unaudited Current Year-To-Date 31.3.2005 RM'000 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	**199,536**	263,583
Adjustments for:		
Depreciation of property, plant and equipment	**61,362**	55,125
Interest expense	**6,305**	10,971
Interest income	**(3,768)**	(2,999)
Share of results in jointly controlled entity and associates	**46,477**	(5,649)
Unrealised foreign exchange (gain)/ loss	**(13,687)**	148
Other non-cash items and adjustments	**3,026**	2,687
	99,715	60,283
Operating profit before working capital changes	**299,251**	323,866
Net change in current assets	**(1,089)**	(2,785)
Net change in current liabilities	**(73,439)**	(88,342)
	(74,528)	(91,127)
Cash generated from operations	**224,723**	232,739
Net tax paid	**(56,686)**	(59,904)
Retirement gratuities paid	**(1,104)**	(573)
Other net operating receipts	**608**	457
	(57,182)	(60,020)
Net Cash Generated From Operating Activities	**167,541**	172,719
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	**(92,782)**	(117,963)
Other investments	**3,486**	2,771
Net Cash Used In Investing Activities	**(89,296)**	(115,192)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	**7,767**	17
Interest paid	**(5,178)**	(9,745)
Net Cash Generated /(Used In) Financing Activities	**2,589**	(9,728)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**80,834**	47,799
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	**714,808**	630,357
EFFECT OF CURRENCY TRANSLATION	**(160)**	-
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**795,482**	678,156
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	**398,343**	301,891
Money market instruments (included in short term investments)	**397,139**	376,265
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**795,482**	678,156

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2005.)

Part I: Compliance with Financial Reporting Standard (FRS) 134

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2005.

i) Changes in Accounting Policies

The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2005 as well as the new/revised Malaysian Accounting Standards Board ("MASB") approved accounting standards that are effective and applicable in the current financial year.

The MASB issued a total of 21 new/revised FRSs, of which 18 are applicable to financial statements for annual periods beginning on or after 1 January 2006.

In the current period, the Group adopted the following new/revised FRSs below, which are relevant to its operations. The 2005 comparatives have been restated as required, in accordance with the relevant requirements.

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-Current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The adoption of the new/revised FRSs did not result in substantial changes to the Group's accounting policies other than the effects of the following FRSs:

FRS 2	Share-based Payment
FRS 101	Presentation of Financial Statements
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 140	Investment Property

The principal effects of the changes in accounting policies resulting from the adoption of the above FRSs by the Group is as discussed below:

(aa) FRS 2 Share Based Payment

An entity is required to recognise share-based payment transactions in its financial statements, including transactions with employees or other parties to be settled in cash, other assets or equity instruments of the entity.

The Company's Executive Share Option Scheme for Eligible Executives of Resorts World Bhd ("ESOS") is an equity-settled share-based compensation plan. Prior to 1 January 2006, no compensation expense was recognised in the income statement for share options granted. Effective on 1 January 2006, with the adoption of FRS 2, the fair value of employee services rendered in exchange for the grant of the share options is recognised as an expense over the vesting period. The fair value is measured by the use of a trinomial model. The total amount to be expensed in the income statement over the vesting period is determined by reference to the fair value of the each share option granted at the grant date and the number of share options vested by vesting date, with a corresponding increase in equity. Before the end of the vesting period, at each balance sheet date, the Group will revise its estimate of the number of share options that are expected to be vested at the vesting date and it recognises the impact of this revision in the income statement with a corresponding adjustment to equity. After the vesting date, no adjustment to the income statement is made. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium account when the share options are exercised.

Under the transitional provision of FRS 2, this FRS is applied to share options that were granted after 31 December 2004 and had not vested on 1 January 2006. The financial impact to the Group arising from this change in accounting policy is as follows:

	3 months ended	
	31.3.2006	**31.3.2005**
	RM'000	**RM'000**
Decrease in profit for the period	54	-

(bb) FRS 101 Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interest, share of results in associates and other disclosures. In the consolidated balance sheet, minority interests are now presented within equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit for the period. A similar requirement is applicable to the statement of changes in equity where it requires disclosure, on the face of the statement of changes in equity, total recognized income and expenses for the period, showing separately the amounts attributable to equity holders of the Company and to minority interest.

Share of results in associates is disclosed net of tax and minority interests on the consolidated income statement.

FRS 101 also requires the disclosure of certain items on the face of the consolidated balance sheet. The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 101, with comparatives restated to conform with the current period's presentation (See Part I (a) (ii)).

(cc) FRS 121 The Effects of Changes in Foreign Exchange Rates

The financial statement of each entity in the Group is measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

Foreign currency transactions of each entity in the Group are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

On consolidation the results and financial position of all the group entities which have a functional currency different from that of the parent company's functional currency are translated into the parent company's functional and presentation currency as follows:

1. assets and liabilities for each balance sheet presented are translated at the closing rate;
2. income and expenses for each income statement are translated at average exchange rates; and
3. all resulting exchange differences are recognised as a separate component of equity.

Previously, for foreign operations, the monetary assets and liabilities are translated at the closing rate on the balance sheet date. All other balance sheet items are translated at historical rate. All resulting exchange differences are recognised in the income statement.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale. Previously, such exchange differences are taken into the income statement on the Group's financial statements.

The changes above are accounted for retrospectively. The comparative amounts as at 31 December 2005 are restated and the opening balance of un-appropriated profits as at 1 January 2006 has been adjusted. The financial impact to the Group arising from this change in accounting policy is as follows:

	As at 1.1.2006 RM'000
Increase in Associates	62,402
Decrease in Other Long Term Investments	(1,394)
Increase in Reserves	61,008

	3 months ended	
	31.3.2006 RM'000	31.3.2005 RM'000
Increase in profit for the period	492	-

As disclosed in Note a(ii) of Part I, certain comparatives have been restated due to this change in accounting policy.

(dd) FRS 140 Investment Property

FRS 140 defines an investment property as a property held for long-term rental yield and/or for capital appreciation and, that is not occupied by the companies in the Group. It is initially measured at cost, including direct transaction costs.

The Group adopted the cost model to measure all its investment properties. Under the cost model, investment property is measured at depreciated cost less any accumulated impairment losses.

Investment property previously classified under property, plant and equipment is now disclosed as a separate line item on the face of the consolidated balance sheet within non-current assets. In line with the revised requirements of FRS 101, the comparative is restated to conform with the current period's presentation (See Part I (a) (ii)). The effect to the Group arising from this change in accounting policy is as follows:

	As at 1.1.2006 RM'000
Increase in Investment Properties	22,254
Decrease in Property, Plant and Equipment	(22,254)

ii) Comparative Figures

The following comparative amounts have been restated due to the adoption of the new and revised FRSs:

	As previously reported RM'000	Part I Note	Effect of changes in accounting policies RM'000	Restated RM'000
As at 31 December 2005				
Property, plant and equipment	3,542,211	(a)(i)(dd)	(22,254)	3,519,957
Investment properties	-	(a)(i)(dd)	22,254	22,254
Associates	2,093,193	(a)(i)(cc)	62,402	2,155,595
Other long term assets	262,958	(a)(i)(cc)	(1,394)	261,564
Reserves	5,029,533	(a)(i)(cc)	61,008	5,090,541
3 months ended 31 March 2005				
Share of results from associates	6,180	(a)(i)(bb)	(531)	5,649
Profit from ordinary activities before taxation	264,114	(a)(i)(bb)	(531)	263,583
Taxation	(63,160)	(a)(i)(bb)	531	(62,629)
Profit for the period	201,049	(a)(i)(bb)	(95)	200,954

b) *Disclosure of Audit Report Qualification and Status of Matters Raised*

The audit report of the Group's annual financial statements for the year ended 31 December 2005 was not qualified.

c) *Seasonal or Cyclical Factors*

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) *Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flows*

There has not arisen in the current quarter ended 31 March 2006 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence except the over provision of income tax in respect of prior years as disclosed in note 5 of Part II to this financial report.

e) *Material Changes in Estimates*

There were no major changes in estimates of amounts reported in prior interim periods of the current quarter ended 31 March 2006 or that of prior financial years.

f) *Changes in Debt and Equity Securities*

The Company issued 757,000 new ordinary shares of 50 sen each, for cash, arising from the exercise of options granted under the Executive Share Option Scheme for Eligible Executives of Resorts World Bhd during the current quarter ended 31 March 2006 at the following exercise price:

Exercise price (RM)	**No. of options exercised during the year**
8.50	25,000
10.32	732,000
	757,000

g) *Dividends Paid*

No dividend has been paid for the current quarter ended 31 March 2006.

h) ***Segment Information***

Segment analysis for the current quarter ended 31 March 2006 is set out below:

	Leisure & Hospitality RM' 000	Property RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	815,113	1,503	8,706	-	825,322
Inter segment	350	1,796	12,419	(14,565)	-
	815,463	3,299	21,125	(14,565)	825,322
Results					
Segment profit	233,409	620	14,521	-	248,550
Interest income					3,768
Finance cost					(6,305)
Share of results in jointly controlled entity and associates					(46,477)
Profit from ordinary activities before taxation					199,536
Taxation					43,849
Profit for the period					243,385

i) ***Valuation of Property, Plant and Equipment***

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2005.

j) ***Material Events Subsequent to the end of Financial Period***

There were no material events subsequent to the end of the current quarter ended 31 March 2006 that have not been reflected in this interim financial report.

k) ***Changes in the Composition of the Group***

There have been no material changes in the composition of the Group for the current quarter ended 31 March 2006.

l) ***Changes in Contingent Liabilities or Contingent Assets***

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2005.

m) Capital Commitments

Capital commitments not provided for in the financial statements as at 31 March 2006 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	151,746
- not contracted	465,402
	617,148

Part II : Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1) Review of Performance

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER	
	1Q2006	1Q2005 (restated)	% +/-	4Q2005 (restated)	% +/-
	RM'Mil	RM'Mil		RM'Mil	
Revenue					
Leisure & Hospitality	**815.1**	793.0	*+3*	952.9	*-14*
Property	**1.5**	1.7	*-12*	1.8	*-17*
Others	**8.7**	8.1	*+7*	2.4	*+>100*
	825.3	802.8	*+3*	957.1	*-14*
Profit Before Tax					
Leisure & Hospitality	**233.4**	264.3	*-12*	322.6	*-28*
Property	**0.6**	0.8	*-25*	0.6	*+0*
Others	**14.5**	0.9	*+>100*	(1.5)	*+>100*
	248.5	266.0	*-7*	321.7	*-23*
Interest income	**3.8**	3.0	*+27*	3.2	*+19*
Finance cost	**(6.3)**	(11.1)	*+43*	(7.8)	*+19*
Share of results in jointly controlled entity and associates	**(46.5)**	5.6	*->100*	(47.8)	*+3*
Profit before tax	**199.5**	263.5	*-24*	269.3	*-26*

The Group registered revenue and profit before tax of RM825.3 million and RM199.5 million respectively for the current quarter. This is an increase in revenue of 3% but decrease in profit before tax of 24% when compared to the previous year's corresponding quarter.

The increase in the current quarter's revenue is mainly attributable to the higher volume of business in the Leisure and Hospitality segment.

The decrease in the current quarter's profit before tax is mainly attributable to the lower luck factor in the premium player business. In addition, the Group incurred share of losses in Star Cruises Ltd. amounting to RM46.5 million as compared to share of profits of RM5.6 million in the previous year's corresponding quarter. Included in "Others" of RM14.5 million is a net gain in foreign exchange of RM13.6 million.

2) Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter

The Group registered a profit before tax of RM199.5 million in the current quarter as compared to RM269.3 million in the preceding quarter.

The lower profit is mainly due to the lower luck factor in the premium player business. Included in "Others" of RM14.5 million is a net gain in foreign exchange of RM13.6 million.

3) *Prospects*

In line with the Government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) *Variance of Actual Profit from Forecast Profit*

The Group did not issue any profit forecast or profit guarantee for the year.

5) *Taxation*

Taxation charges for the current quarter ended 31 March 2006 are as follows:

	Current quarter ended 31 March 2006 RM'000
Current Taxation	
Malaysian taxation	54,083
Deferred Taxation	3,088
	57,171
(Over)/ Under provision in respect of prior years	
Income taxation	(101,100)
Deferred taxation	80
	(43,849)

The effective tax rate of the Group for the current quarter ended 31 March 2006, before the adjustment of taxation in respect of prior years, is higher than the statutory tax rate mainly due to the non-deductibility of certain expenses for tax purposes.

6) *Profit on Sale of Unquoted Investments and/or Properties*

The results for the current quarter ended 31 March 2006 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) *Quoted Securities other than Securities in Existing Subsidiary and Associates*

(a) There are no dealings in quoted securities for the current quarter ended 31 March 2006.

(b) The details of the investments in quoted shares exclude the investments in subsidiary companies and associates as at 31 March 2006 are set out below:

	RM'000
Total investments at cost	238,820
Total investments at book value	238,820
Total investments at market value	307,024

8) *Status of Corporate Proposals Announced*

On 19 April 2006, the Company announced that the present mandate granted by the shareholders on 28 June 2005 to buy back its own shares will expire at the conclusion of the forthcoming Annual General Meeting ("AGM"). In this regard, the Company proposes to seek from its shareholders at the aforesaid AGM to be convened, a renewal of the authority to purchase up to a maximum of ten per centum (10%) of the issued and paid-up ordinary share capital of the Company comprising 1,092,657,334 ordinary shares of RM0.50 each as at 19 April 2006 ("the Proposed Share Buy-Back"). As at 24 May 2006, the Proposed Share Buy-Back is subject to the approval of the shareholders at the AGM to be convened on 21 June 2006.

Other than the above, there were no other corporate proposals announced but not completed as at 24 May 2006.

9) *Group Borrowings and Debt Securities*

The details of the Group's borrowings are as set out below:

		As at 31 March 2006	
		Foreign currency '000	**RM Equivalent '000**
Short term borrowings	Unsecured	USD104,837	386,117
Long term borrowings	Unsecured	USD36,425	134,153
			520,270

10) Off Balance Sheet Financial Instruments

As at 24 May 2006, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Date	Expiry Date
US Dollars	264	17 May 2006	24 May 2006

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. Of these amounts, USD40 million was repaid on 25 April 2003 and a further USD80 million was repaid on 25 April 2005. The final repayment of USD80 million was made on 25 April 2006.

(ii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR. Of these amounts, USD13.25 million was repaid on 29 November 2004 and a further USD13.25 million was repaid on 28 November 2005. The balance outstanding on this loan amounts to USD26.5 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	27/11/2006 to 27/11/2007	12,734
16 January 2004	28 May 2004	27/11/2006 to 27/11/2007	13,766
Total			26,500

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

(iii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR. Of these amounts, USD9.0 million was repaid on 25 November 2005 and a further USD2.59 million was repaid on 12 December 2005. The balance outstanding on this loan amounts to USD34.76 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	24/11/2006 to 24/11/2008	13,500
12 April 2004	11 June 2004	11/12/2006 to 11/12/2008	3,881
13 April 2004	24 May 2004	24/11/2006 to 24/11/2008	13,500
07 May 2004	11 June 2004	11/12/2006 to 11/12/2008	3,881
Total			34,762

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 24 May 2006.

12) Dividend Proposed or Declared

No dividend has been proposed or declared for the current quarter ended 31 March 2006.

13) *Earnings per share ("EPS")*

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current ended 31 March 2006 are as follows:

	Current quarter ended 31 March 2006 RM'000
Profit for the financial period attributable to equity holders of the Company (used as numerator for the computation of Basic and Diluted EPS)	243,480

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter ended 31 March 2006 are as follow:

	Current quarter ended 31 March 2006 Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,092,006,534
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	2,732,749
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,094,739,283

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
RESORTS WORLD BHD

31 May 2006